

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2012

Via E-mail
Guy Avidan
Chief Financial Officer
Audiocodes LTD.
1 Hayarden Street
Airport City Lod 70151, Israel

      Re: Audiocodes LTD.
              Form 20-F for the Year Ended December 31, 2011
              Filed April 19, 2012
              File No. 000-30070

Dear Mr. Avidan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Krebs, for

              Larry Spirgel
              Assistant Director